UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
the Securities Exchange Act of 1934

For the month of January, 2004

(Commission file No. 1-14228)

Cameco Corporation

(Translation of Registrant’s Name into English)

2121 – 11th Street West
Saskatoon, Saskatchewan, Canada S7M 1J3

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXHIBIT INDEX
SIGNATURE
Material Change Report

EXHIBIT INDEX

Exhibit No.	Description	Page No.

1.	Material Change Report dated January 8, 2004	3 - 7

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cameco Corporation

Date: January 8, 2004	By:	/s/ “Gary M.S. Chad”

Gary M.S. Chad
Senior Vice-President, Law,
Regulatory Affairs and
Corporate Secretary

FORM 25 (Saskatchewan)
FORM 26 (Newfoundland)
FORM 27 (British Columbia, Alberta, Ontario & Nova Scotia)

Material Change Report Pursuant To

Clause 84(1)(b) of the Securities Act, 1988, S.S. 1988 c. S-42.2
Subsection 67(1) of the Securities Act, S.B.C. 1985 c. 83
Subsection 118(1) of the Securities Act, R.S.A. 1981 c. S-6.1
Subsection 75(2) of the Securities Act, R.S.O. 1980 c. 466
Subsection 73 of the Securities Act, R.S.Q. c.V-1 - 1.1
Subsection 81(2) of the Securities Act, R.S.N.S. 1989 c. 418
Subsection 76(2) of the Securities Act, 1990 S. Nfld. c. 48

ITEM 1 —	Reporting Issuer:

Cameco Corporation (“Cameco”)

ITEM 2 —	Date of Material Change:

January 5, 2004

ITEM 3 —	Press Release:

The English version and the French translation version of the press release relating to this material change were distributed and filed by Canadian Corporate News through their Canadian Timely Disclosure Pack and U.S. Timely Disclosure Pack on January 5, 2004.

ITEM 4 —	Summary of Material Change:

Cameco and the Kyrgyz government have agreed to transfer all of Kumtor Gold Company (KGC), the owner of the Kumtor gold mine in the Kyrgyz Republic, to a new jointly owned Canadian company called Centerra Gold Inc. (Centerra). In conjunction with its acquisition of KGC and Cameco’s other gold assets, Centerra intends to undertake a public offering (IPO) in Canada and listing of its shares on the Toronto Stock Exchange (TSX). Cameco expects to hold a majority interest in Centerra following the IPO. Closing of the acquisition is targeted for the second quarter of 2004 and is subject to satisfaction of a number of conditions.

ITEM 5 —	Full Description of Material Change:

Cameco and the Kyrgyz government have agreed to transfer all of KGC, the owner of the Kumtor gold mine in the Kyrgyz Republic, to a new jointly owned Canadian company called Centerra. In conjunction with its acquisition of KGC and Cameco’s other gold assets, Centerra intends to undertake a IPO in Canada. Cameco expects to hold a majority interest in Centerra following the IPO.

Cameco subsidiaries will initially hold 67% of Centerra after transferring its one-third interest in KGC and additional gold-related assets. The Joint Stock Company Kyrgyzaltyn (Kyrgyzaltyn), whose shares are held 100% by the Kyrgyz government, will initially hold 33% of Centerra after transferring its two-thirds interest in KGC. Kyrgyzaltyn has the option to acquire an additional 2% of Centerra from Cameco at a value based on the initial ownership allocation, which may not reflect Centerra’s full market value. This option can be exercised for 30 days after Centerra is listed on the TSX. If this option is exercised, Cameco’s investment will decline to 65% on an undiluted basis.

Initially, Centerra’s assets will include the following:

•	100% of KGC, which owns the Kumtor gold mine – located in Kyrgyzstan. KGC will relinquish its rights to develop the underground potential if it has not notified the government of its intention to proceed with development two years prior to the end of open pit mining, which is currently scheduled to be completed around 2008.

•	100% of Kumtor Operating Company which operates the Kumtor mine

•	56% of AGR Limited (AGR) which owns 95% of the Boroo gold mine that is expected to begin commercial production in the first quarter of 2004 – located in Mongolia

•	62% interest in the REN joint venture – an advanced exploration project located in Nevada, US

•	73% interest in the exploration licences for the Gatsuurt exploration property – located about 35 kilometres from Boroo in Mongolia

•	About $130 million (US) in loans Cameco subsidiaries previously advanced to the Kumtor and Boroo gold mines

In 2004, assuming a January 1 effective date, Centerra is expected to produce about 610,000 ounces of gold from the Kumtor mine at an average cash cost of approximately $220 (US) per ounce and about 210,000 ounces from the Boroo mine at an average cash cost of approximately $170 (US) per ounce. Centerra’s share of production will be 100% from the Kumtor mine and about 53% from the Boroo mine.

Gold Reserves

Cameco estimated the reserves for the Kumtor mine (as of December 31, 2002) and the Boroo mine (as of August 31, 2003) on a 100% basis as follows:

	tonnes	g/t Au	oz Au	gold price

Kumtor
Proven	24,519,000	4.29	3,383,000	$300 (US)/oz
Probable	631,000	3.58	73,000
Boroo
Proven	0	0	0	$325 (US)/oz
Probable	10,300,000	3.52	1,160,000

Total Proven & Probable	35,450,000	4.05	4,616,000

Please see Cameco’s 2002 annual information form (dated April 16, 2003) for details on certain information relating to the Kumtor reserve estimate.

In order to establish Centerra, Cameco and the Kyrgyz government have entered into a series of agreements. The Kyrgyz government has authorized this transaction to proceed by issuing a government decree. Closing is targeted for the second quarter of 2004 and is subject to satisfaction of a number of conditions including:

•	consent from a number of third parties, including certain financial institutions,

•	Centerra entering into an underwriting agreement for an IPO of Centerra shares, and

•	the conditional listing of Centerra shares on the TSX.

Cameco has negotiated a new agreement with the Kyrgyz government to ensure that a stable investment regime will be maintained in Kyrgyzstan for Centerra. The new agreement will take effect on closing. Centerra will have a 10-year tax stabilization period, during which the application of Kyrgyz tax legislation is not to increase the tax burden on the Kumtor operation. The tax indemnity previously enjoyed by Cameco will not be transferred to Centerra.

Cameco subsidiaries will vote their Centerra shares to support one Kyrgyzaltyn representative on the Centerra board provided that Kyrgyzaltyn maintains a minimum interest in Centerra. Kyrgyzaltyn has agreed to hold this minimum interest for five years after closing.

Cameco’s existing guarantees in support of the gold hedging activities at both mines and KGC’s senior debt continue while Centerra establishes itself. At December 31, 2003, KGC’s senior debt balance was $17 million (US). On that same date, Cameco had provided credit support for KGC and Boroo gold hedges of approximately 480,000 ounces. The mark-to-market exposure under these hedges was about $46 million (US).

With an agreement to create Centerra, an offer is planned to be made by March 1, 2004 to non-Cameco shareholders of AGR to exchange their AGR shares for Centerra shares.

The qualified person for the Kumtor proven and probable reserve estimate in this material change report is Alain Mainville, geologist and professional geoscientist, who is the manager, mining resources and methods at Cameco.

The qualified person for the Boroo proven and probable reserve estimate in this material change report is Rob Chapman, geologist and professional geoscientist, who is the vice-president of exploration at Cameco Gold Inc.

ITEM 6 —	Reliance on Subsection 84(2) (SK), Subsection 67(2) (BC), Subsection 118(4) (AB), Subsection 75(3) (ON), Section 74 (PQ), Subsection 81(3) (NS), and Subsection 76(3) (NF):

None Applicable

ITEM 7 —	Omitted Information:

None Applicable

ITEM 8 —	Senior Officer:

Gary M.S. Chad Senior Vice-President, Law, Regulatory Affairs and Corporate Secretary Cameco Corporation (306) 956-6303

ITEM 9 —	Statement of Senior Officer:

The foregoing accurately discloses the material change referred to herein.

DATED at Saskatoon, Saskatchewan the 8th day of January, 2004.

/s/ “Gary M.S. Chad” Gary M.S. Chad Senior Vice-President, Law, Regulatory Affairs and Corporate Secretary